                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                           --------------------------

                                   ACAMBIS PLC
               (Formerly known as Peptide Therapeutics Group plc)
                                (Name of Issuer)

                           --------------------------

                                 Ordinary Shares
                         (Title of Class of Securities)

                           --------------------------

                                    004286100
                                 (Cusip Number)

                           --------------------------

                                 Jan Stern Reed
                            BAXTER INTERNATIONAL INC.
                               One Baxter Parkway
                           Deerfield, Illinois, 60015
                                 (847) 948-2212
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                           --------------------------


                                December 18, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following page(s))

--------------------------------------------------------------------------------
CUSIP No. 004286100            13D                             Page 2 of 5 Pages
--------------------------------------------------------------------------------

    1. NAME OF THE REPORTING PERSON. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON.

        BAXTER INTERNATIONAL INC.
        I.R.S. Identification Number: 36-0781620

--------------------------------------------------------------------------------
    2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3. SEC USE ONLY

--------------------------------------------------------------------------------
    4. SOURCES OF FUNDS

--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                    [  ]
--------------------------------------------------------------------------------
    6. CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
       NUMBER OF            7. SOLE VOTING POWER
         UNITS
                               -0-
                            ----------------------------------------------------
      BENEFICIALLY          8. SHARED VOTING POWER
        OWNED BY
                               -0-
                            ----------------------------------------------------
          EACH              9. SOLE DISPOSITIVE POWER
       REPORTING
                               -0-
                            ----------------------------------------------------

      PERSON WITH          10. SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
   11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH THE REPORTING PERSON

       -0-
--------------------------------------------------------------------------------
   12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [  ]
--------------------------------------------------------------------------------
   13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       -0-
--------------------------------------------------------------------------------
   14. TYPE OF THE REPORTING PERSON

       CO
--------------------------------------------------------------------------------
* The Reporting Person owns no ADRs and holds only ordinary shares (not registered under Section 12(g) of the Act).

Item 1.  Security and Issuer.

This Schedule 13D relates to the ordinary shares of Acambis plc (formerly known as Peptide Therapeutics Group plc) (the "Company"). The address of the principal executive offices of the Company is:

                                   Acambis plc
                           Peterhouse Technology Park
                                100 Fulbourn Road
                                    Cambridge
                                  Cambs CB1 9PT
                                     England

Item 2.  Identity and Background.

Baxter International Inc. (the "Reporting Person") is a Delaware corporation which, prior to December 18, 2003, held 21,349,994 ordinary shares of the Company. The principal executive offices of the Reporting Person are:

                               One Baxter Parkway
                            Deerfield, Illinois 60015
                             Telephone: 847-948-2000

The Reporting Person through its subsidiaries, is engaged in the worldwide development, distribution and manufacture of a diversified line of products, systems and services used primarily in the health care field.

Neither the Reporting Person, nor, to the best of the knowledge of the Reporting Person, any director or executive officer of the Reporting Person, has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.  Purpose of the Transaction.

As previously disclosed, the Reporting Person held 21,349,994 ordinary shares of the Company (or approximately 21% of the share capital of the Company) which were subject to a lockup agreement that expired on December 4, 2003. The Reporting Person owned no ADRs of the Company.

The management of the Reporting Person decided to dispose of its entire holding in the Company and, on December 18, 2003 engaged in a block trade pursuant to which the Reporting Person sold all of its shares in the Company at a price of 245 pence per ordinary share, less customary commissions. As a result, the Reporting Person no longer holds shares or ADRS of the Company.

Item 5.  Interest in Securities of the Issuer.

Following the sale described above, neither the Reporting Person, nor, to the best of the knowledge of the Reporting Person, any director or executive officer of the Reporting Person beneficially owns any ordinary shares or ADRs of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

As previously disclosed, the Company and the Reporting Person are parties to a Contract Manufacturing Agreement under which the Company has agreed to manufacture specified components of the Reporting Person's vaccines. These vaccines are currently at various stages of development.

Item 7.   Material to be Filed as Exhibits.

Not Applicable.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  December 18, 2003

BAXTER INTERNATIONAL INC



By:    /s/ Jan Stern Reed
    --------------------------------
          Jan Stern Reed
          Corporate Secretary